Exhibit 99.4





February 2, 2002



Mr. Reed L. Benson
General Counsel
Broadcast International, Inc.
7050 Union Park Center, Suite 600
Salt Lake City, UT   84047

Re:  Broadcast International, Inc., a Utah corporation (the "Company")

Dear Mr. Benson:

Thank you for your letter dated February 2, 2004, regarding the S-8 rules of the Securities and Exchange Commission, which I have reviewed.

I am not a public relations person for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services I have rendered and intend to render for the benefit of the Company include providing introductions of foreign and domestic companies that have the desire and capability to license and exploit the Company's compression technology and other similar marketing services. I have performed as outlined in my Consulting Agreement, and that no services rendered under the Consulting Agreement have been or shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company.

I acknowledge receipt of a copy of the written Consulting Agreement and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

Thank you.

Very truly yours,


/s/ Lynn W. Briggs

Lynn W. Briggs